## SECOND AMENDMENT TO AMENDED AND
## RESTATED LOAN AND SECURITY AGREEMENT

THIS SECOND AMENDMENT TO AMENDED AND RESTATED LOAN AND SECURITY AGREEMENT (this "Agreement") is made and entered into this 27th day of July, 2005, by and among **THE DIXIE GROUP, INC.**, a Tennessee corporation ("Borrower"), each of the subsidiaries of Borrower as guarantors ("Guarantors"), **BANK OF AMERICA, N.A.**, a national bank ("Agent"), in its capacity as collateral and administrative agent for the Lenders (as defined in the Loan Agreement referenced below); and Lenders.

### Recitals:

Lenders, Guarantors, Borrower and Fleet Capital Corporation ("FCC"), as Agent entered into a certain Amended and Restated Loan and Security Agreement dated April 14, 2004, as amended by that certain First Amendment to Amended and Restated Loan and Security Agreement dated November 10, 2004 (as at any time amended, the "Loan Agreement"), pursuant to which Lenders agreed to make certain loans and other extensions of credit to Borrower from time to time, subject to the terms and conditions contained therein.

Prior to the date hereof, (i) FCC assigned all of its interests in the loans under the Loan Agreement to Bank of America, N.A. ("BofA"), (ii) FCC resigned as Agent under the Loan Agreement, and (iii) BofA was appointed as successor Agent by the lenders party to the Loan Agreement.

Borrower has requested that Agent and Lenders amend certain provisions of the Loan Agreement in order to, among other things, increase the amount of the Revolver Commitments and to extend the term of the Commitments. Agent and Lenders are willing to amend the Loan Agreement as hereinafter set forth, subject to the conditions contained herein.

NOW, THEREFORE, for TEN DOLLARS ($10.00) in hand paid and other good and valuable consideration, the receipt and sufficiency of which are hereby severally acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

1. **Definitions.** All capitalized terms used in this Agreement, unless otherwise defined herein, shall have the meaning ascribed to such terms in the Loan Agreement.

2. **Amendments to Loan Agreement.** The Loan Agreement is hereby amended as follows:

(a) By deleting the reference to "$75,000,000" contained on the cover page to the Loan Agreement and by substituting a reference to "$70,000,000" in lieu thereof.

(b) By deleting the reference to "$75,000,000" contained in Section 1 of the Loan Agreement and by substituting a reference to "$70,000,000" in lieu thereof.

1

(c)    By deleting Section 1.1.1 of the Loan Agreement in its entirety and by substituting the following Section 1.1.1 in lieu thereof:

1.1.1.    Revolver Loans.    Each Lender agrees, severally to the extent of its Revolver Commitment and not jointly with the other Lenders, upon the terms and subject to the conditions set forth herein, to make Revolver Loans to Borrower on any Business Day during the period from the date hereof through the Business Day before the last day of the Original Term, not to exceed in aggregate principal amount outstanding at any time such Lender's Revolver Commitment at such time, which Revolver Loans may be repaid and reborrowed in accordance with the provisions of this Agreement; provided, however, that Lenders shall have no obligation to Borrower whatsoever to make any Revolver Loan on or after the Commitment Termination Date or if at the time of the proposed funding thereof the aggregate principal amount of all of the Revolver Loans and Pending Revolver Loans then outstanding exceeds, or would exceed after the funding of such Revolver Loan, the lesser of (i) Availability or (ii) Adjusted Availability.  Each Borrowing of Revolver Loans shall be funded by Lenders on a Pro Rata basis in accordance with their respective Revolver Commitments (except for BofA with respect to Settlement Loans).  The Revolver Loans shall bear interest as set forth in **Section 2.1** hereof.  Each Revolver Loan shall, at the option of Borrower, be made or continued as, or converted into, part of one or more Borrowings that, unless specifically provided herein, shall consist entirely of Base Rate Loans or LIBOR Loans.

(d)    By adding new Sections 1.2.6 and 1.2.7 to the Loan Agreement immediately following Section 1.2.5 of the Loan Agreement, that read as follows:

1.2.6    Term Loan D.  Subject to the satisfaction of the terms and conditions contained herein, on the Second Amendment Date, each Lender severally agrees to make to Borrower a Term Loan D Advance.  The proceeds of the Term Loan D Advances shall be used by Borrower solely for purposes for which the proceeds of the Revolver Loans are authorized to be used.  The Term Loan D Commitment of each Lender shall expire on the funding by such Lender of its Term Loan D Advance.  Borrower shall not be entitled to reborrow any amounts repaid with respect to the Term Loan D Advances.

1.2.7    Term Note D.  Borrower shall execute and deliver to Agent on behalf of each Lender a promissory note substantially in the form of **Exhibit N** attached hereto and made a part hereof (such promissory note together with any new notes issued pursuant to **Section 13.3.2** upon the assignment of any portion of any Lender's Term Loan D Advance, being hereinafter referred to collectively as the "Term Notes D" and each of such promissory notes being hereinafter referred to individually as a "Term Note D"), to evidence such Lender's Term Loan D Advance to Borrower, in original principal amounts equal to the amount of such Lender's Term Loan D Commitment.  Each Term Note D shall provide for payment of the Term Loan D Advance evidenced thereby as specified in **Section 4.3** hereof.

(e)    By deleting Section 1.3 of the Loan Agreement in its entirety and by substituting the following new Section 1.3 in lieu thereof:

### 1.3.    LC Facility.

1.3.1.    Issuance of Letters of Credit.  Subject to all of the terms and conditions hereof, Issuing Bank agrees to establish the LC Facility pursuant to which, during the period from the date hereof to (but excluding) the 30th day prior to the last day of the Original Term, Issuing Bank shall issue one or more Letters of Credit on Borrower's request therefor from time to time, subject to the following terms and conditions:

(i)    Borrower acknowledges that Issuing Bank's willingness to issue any Letter of Credit is conditioned upon Issuing Bank's receipt of (A) an LC Application with respect to the requested Letter of Credit and (B) such other instruments and agreements as Issuing Bank may customarily require for the issuance of a letter of credit of equivalent type and amount as the requested Letter of Credit.  Issuing Bank shall have no obligation to issue any Letter of Credit unless (x) Issuing Bank receives an LC Request and LC Application at least 3 Business Days prior to the date of issuance of a Letter of Credit, and (y) each of the LC Conditions is satisfied on the date of Issuing Bank's receipt of the LC Request and at the time of the requested issuance of a Letter of Credit.

(ii)    Letters of Credit may be requested by Borrower only if they are to be used (a) to support obligations of Borrower incurred in the Ordinary Course of Business of Borrower, or (b) for such other purposes as Agent may approve from time to time.

(iii)    Borrower shall comply with all of the terms and conditions imposed on Borrower by Issuing Bank that are contained in any LC Application or in any other agreement customarily or reasonably required by Issuing Bank in connection with the issuance of any Letter of Credit.  If Issuing Bank shall honor any request for payment under a Letter of Credit, Borrower shall be obligated to pay to Issuing Bank, in Dollars on the same day as the date on which payment was made by Issuing Bank (the "Reimbursement Date"), an amount equal to the amount paid by Issuing Bank under such Letter of Credit (or, if payment thereunder was made by Issuing Bank in a currency other than Dollars, an amount equal to the dollar equivalent of such currency, as determined by Issuing Bank, as of the time of Issuing Bank's payment under such Letter of Credit, in each case), together with interest at the Default Rate for Revolver Loans constituting Base Rate Loans if full payment of such amount due Issuing Bank does not occur on the Reimbursement Date. Until Issuing Bank has received payment from Borrower, Issuing Bank, in addition to all of its other rights and remedies under this Agreement and any LC Application, shall be fully subrogated to the rights and remedies of each beneficiary under such Letter of Credit whose claims against Borrower have been discharged with the proceeds of such Letter of Credit.

(iv) Borrower assumes all risks of the acts, omissions or misuses of any Letter of Credit by the beneficiary thereof. The obligation of Borrower to reimburse Issuing Bank for any payment made by Issuing Bank under a Letter of Credit shall be absolute, unconditional, irrevocable and shall be paid without regard to any lack of validity or enforceability of any Letter of Credit or the existence of any claim, setoff, defense or other right which Borrower may have at any time against a beneficiary of any Letter of Credit. In connection with the issuance of any documentary Letter of Credit, none of Agent, Issuing Bank or any Lender shall be responsible for the existence, character, quality, quantity, condition, packing, value or delivery of any goods purported to be represented by any Documents; any differences or variation in the character, quality, quantity, condition, packing, value or delivery of any goods from that expressed in the Documents; the form, validity, sufficiency, accuracy, genuineness or legal effect of any Documents or of any endorsements thereon, even if such Documents should in fact prove to be in any or all respects invalid, insufficient, fraudulent or forged; the time, place, manner or order in which shipment of goods is made; partial or incomplete shipment of, or failure or omission to ship, any or all of the goods referred to in a documentary Letter of Credit or Documents applicable thereto; any deviation from instructions, delay, default or fraud by the shipper and/or any Person in connection with any goods or any shipping or delivery thereof; any breach of contract between the shipper or vendors and Borrower; errors, omissions, interruptions or delays in transmission or delivery of any messages, by mail, cable, telegraph, telex or otherwise, whether or not they be in cipher, unless such errors, omissions, interruptions or delays are the result of the gross negligence or willful misconduct of Issuing Bank; errors in interpretation of technical terms; the misapplication by the beneficiary of any Letter of Credit of the proceeds of any drawing under such Letter of Credit; or any consequences arising from causes beyond the control of Issuing Bank, Agent, or any Lender, including any act or omission (whether rightful or wrongful) of any present or future Governmental Authority. The rights, remedies, powers and privileges of Issuing Bank under this Agreement with respect to Letters of Credit shall be in addition to, and cumulative with, all rights, remedies, powers and privileges of Issuing Bank under any of the LC Documents. Nothing herein shall be deemed to release Issuing Bank from any liability or obligation that it may have in respect to any Letter of Credit arising out of and directly resulting from its own gross negligence or willful misconduct.

(v) No Letter of Credit shall be extended or amended in any respect that is not solely ministerial, unless all of the LC Conditions are met as though a new Letter of Credit were being requested and issued. With respect to any Letter of Credit that contains any "evergreen" or automatic renewal provision, each Lender shall be deemed to have consented to any such extension or renewal, unless any such Lender shall have provided to Agent written notice that it declines to consent to any such extension or renewal at least 30 days prior to the date on which Issuing Bank is entitled to decline to extend or renew the Letter of Credit. If all of the LC Conditions are met and no Default or Event of Default exists, each Lender shall be deemed to have consented to any such extension or renewal.

(vi) Unless otherwise provided in any of the LC Documents, each LC Application and each Letter of Credit shall be subject to the Uniform Customs and Practice for Documentary Credits (1993 Revision), International Chamber of Commerce Publication No. 500, and any amendments or revisions thereto.

1.3.2    Participations.

(i)    Immediately upon the issuance of any Letter of Credit, each Lender shall be deemed to have irrevocably and unconditionally purchased and received from Issuing Bank, without recourse or warranty, an undivided interest and participation equal to the Pro Rata share of such Lender (a "Participating Lender") in all LC Obligations arising in connection with such Letter of Credit, but in no event greater than an amount which, when added to such Lender's Pro Rata share of all Revolver Loans and LC Obligations then outstanding, exceeds such Lender's Commitment; provided, however, that if Issuing Bank shall have received written notice from a Lender on or before the Business Day immediately prior to the date of Issuing Bank's issuance of a Letter of Credit that one or more of the conditions set forth in **Section 10** or **Section 1.3.1** has not been satisfied, Issuing Bank shall have no obligation to issue the requested Letter of Credit or any other Letter of Credit until such notice is withdrawn in writing by that Lender or until the Required Lenders shall have effectively waived such condition in accordance with this Agreement.  In no event shall Issuing Bank be deemed to have notice or knowledge of any existence of any Default or Event of Default or the failure of any conditions in **Sections 10** or **1.3.1** to be satisfied prior to its receipt of such notice from a Lender.

(ii)    If Issuing Bank makes any payment under a Letter of Credit and Borrower does not repay or cause to be repaid the amount of such payment on the Reimbursement Date, Issuing Bank shall promptly notify Agent, which shall promptly notify each Participating Lender, of such payment and each Participating Lender shall promptly (and in any event within 1 Business Day after its receipt of notice from Agent) and unconditionally pay to Agent, for the account of Issuing Bank, in immediately available funds, the amount of such Participating Lender's Pro Rata share of such payment, and Agent shall promptly pay such amounts to Issuing Bank.  If a Participating Lender does not make its Pro Rata share of the amount of such payment available to Agent on a timely basis as herein provided, such Participating Lender agrees to pay to Agent for the account of Issuing Bank, forthwith **on demand**, such amount together with interest thereon at the Federal Funds Rate until paid.  The failure of any Participating Lender to make available to Agent for the account of Issuing Bank such Participating Lender's Pro Rata share of the LC

Obligations shall not relieve any other Participating Lender of its obligation hereunder to make available to Agent its Pro Rata share of the LC Obligations. No Participating Lender shall be responsible for the failure of any other Participating Lender to make available to Agent its Pro Rata share of the LC Obligations on the date such payment is to be made.

(iii)    Whenever Issuing Bank receives a payment on account of the LC Obligations, including any interest thereon, as to which Agent has previously received payments from any Participating Lender for the account of Issuing Bank, Issuing Bank shall promptly pay to each Participating Lender which has funded its participating interest therein, in immediately available funds, an amount equal to such Participating Lender's Pro Rata share thereof.

(iv)    The obligation of each Participating Lender to make payments to Agent for the account of Issuing Bank in connection with Issuing Bank's payment under a Letter of Credit shall be absolute, unconditional and irrevocable, not subject to any counterclaim, setoff, qualification or exception whatsoever, and shall be made in accordance with the terms and conditions of this Agreement under all circumstances and irrespective of whether or not Borrower may assert or have any claim for any lack of validity or unenforceability of this Agreement or any of the other Loan Documents; the existence of any Default or Event of Default; any draft, certificate or other document presented under a Letter of Credit having been determined to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect; the existence of any setoff or defense any Obligor may have with respect to any of the Obligations; or the termination of the Commitments.

(v)    Neither Issuing Bank nor any of its officers, directors, employees or agents shall be liable to any Participating Lender for any action taken or omitted to be taken under or in connection with any of the LC Documents except as a result of gross negligence or willful misconduct on the part of Issuing Bank. Issuing Bank does not assume any responsibility for any failure or delay in performance or breach by Borrower or any other Person of its obligations under any of the LC Documents. Issuing Bank does not make to Participating Lenders any express or implied warranty, representation or guaranty with respect to the Collateral, the LC Documents, or any Obligor. Issuing Bank shall not be responsible to any Participating Lender for any recitals, statements, information, representations or warranties contained in, or for the execution, validity, genuineness, effectiveness or enforceability of or any of the LC Documents; the validity, genuineness, enforceability, collectibility, value or sufficiency of any of the Collateral or the perfection of any Lien therein; or the assets, liabilities, financial condition, results of operations, business, creditworthiness or legal status of any Obligor or any Account Debtor. In connection with its administration of and enforcement of rights or remedies under any of the LC Documents, Issuing Bank shall be entitled to act, and shall be fully protected in acting upon, any certification, notice or other communication in whatever form believed by Issuing Bank, in good faith, to be genuine and correct and to have been signed, sent or made by a proper Person. Issuing Bank may consult with and employ legal counsel, accountants and other experts and to advise it concerning its rights, powers and privileges under the LC Documents and shall be entitled to act upon, and shall be fully protected in any action taken in good faith reliance upon, any advice given by such experts. Issuing Bank may employ agents and attorneys-in-fact in connection with any matter relating to the LC Documents and shall not be liable for the negligence, default or misconduct of any such agents or attorneys-in-fact selected by Issuing Bank with reasonable care. Issuing Bank shall not have any liability to any Participating Lender by reason of Issuing Bank's refraining to take any action under any of the LC Documents without having first received written instructions from the Required Lenders to take such action.

(vi) Upon the request of any Participating Lender, Issuing Bank shall furnish to such Participating Lender copies (to the extent then available to Issuing Bank) of each outstanding Letter of Credit and related LC Documents as may be in the possession of Issuing Bank and reasonably requested from time to time by such Participating Lender.

1.3.3 <u>Cash Collateral Account.</u> If any LC Obligations, whether or not then due or payable, shall for any reason be outstanding (i) at any time that an Event of Default exists, (ii) on any date that Availability is less than zero, or (iii) on or at any time after the Commitment Termination Date, then Borrower shall, on Issuing Bank's or Agent's request, forthwith pay to Issuing Bank the amount of any LC Obligations that are then due and payable and shall, upon the occurrence of any of the events described in clauses (i) and (iii) hereinabove, provide Cash Collateral for all outstanding Letters of Credit.  If notwithstanding the occurrence of one or more of the events described in clauses (i) and (iii) in the immediately preceding sentence Borrower fails to provide Cash Collateral for any outstanding Letters of Credit on the first Business Day following Agent's or Issuing Bank's demand therefor, Lenders may (and shall upon direction of Agent) advance such amount as Revolver Loans (whether or not the Commitment Termination Date has occurred or an Out-of-Formula Condition is created thereby).  Such cash (together with any interest accrued thereon) shall be held by Agent in the Cash Collateral Account and may be invested, in Agent's discretion, in Cash Equivalents. Borrower hereby pledges to Agent and grants to Agent a security interest in, for the benefit of Agent in such capacity and for the benefit of Secured Parties, all Cash Collateral held in the Cash Collateral Account from time to time and all proceeds thereof, as security for the payment of all Obligations (including LC Obligations), whether or not then due or payable.  From time to time after cash is deposited in the Cash Collateral Account, Agent may apply Cash Collateral then held in the Cash Collateral Account to the payment of any amounts, in such order as Agent may elect, as shall be or shall become due and payable by Borrower to Issuing Bank, Agent or any Lender with respect to the LC Obligations.  Neither Borrower nor any other Person claiming by, through or under or on behalf of Borrower shall have any right to withdraw any of the Cash Collateral held in the Cash Collateral Account, including any accrued interest, provided that upon termination or expiration of all Letters of Credit and the payment and satisfaction of all of the LC Obligations, any Cash Collateral remaining in the Cash Collateral Account shall be returned to Borrower unless an Event of Default then exists (in which event Agent may apply such Cash Collateral to the payment of any other Obligations outstanding in accordance with the provisions of Section 4.6, with any surplus to be turned over to Borrower).

    1.3.4   <u>Indemnifications.</u>

(i)   In addition to and without limiting any other indemnity which Borrower may have to any Indemnitees under any of the Loan Documents, Borrower hereby agrees to indemnify and defend each of the Indemnitees and to hold each of the Indemnitees harmless from and against any and all Claims which any Indemnitee may suffer, incur or be subject to as a consequence, directly or indirectly, of (a) the issuance of, payment or failure to pay or any performance or failure to perform under any Letter of Credit in accordance with its terms, (b) any suit, investigation or proceeding as to which Agent or any Lender is or may become a party to as a consequence, directly or indirectly, of the issuance of any Letter of Credit or the payment or failure to pay thereunder or (c) Issuing Bank following any instructions of Borrower with respect to any Letter of Credit or any Document received by Issuing Bank with reference to any Letter of Credit, other than in each case with respect to the gross negligence or willful misconduct of such Indemnitees.

(ii)    Each Participating Lender agrees to indemnify and defend each of the Issuing Bank Indemnitees (to the extent the Issuing Bank Indemnitees are not reimbursed by Borrower or any other Obligor, but without limiting the indemnification obligations of Borrower under this Agreement), to the extent of such Lender's Pro Rata share of the Commitments, from and against any and all Claims which may be imposed on, incurred by or asserted against any of the Issuing Bank Indemnitees in any way related to or arising out of Issuing Bank's administration or enforcement of rights or remedies under any of the LC Documents or any of the transactions contemplated thereby (including costs and expenses which Borrower are obligated to pay under **Section 14.2**).

(f)    By deleting Section 4.3.1 of the Loan Agreement in its entirety and by substituting the following new Section 4.3.1. in lieu thereof:

4.3.1    <u>Payment of Principal</u>.   The principal amounts of Term Loan A and Term Loan C shall be paid in aggregate consecutive quarterly installments of $715,000 each on the first day of each June, September, December and March through and including June 1, 2005 (which amount shall be distributed by Agent to each holder of a Term Note based upon their Pro Rata shares of such amount).  Prior to the Second Amendment Date, Term Loan C has been paid in full.  Commencing on September 1, 2005, and on the first of each month thereafter the principal amount of Term Loan A and Term Loan D shall be paid in aggregate consecutive monthly installments of $142,450 (which amount shall be distributed by Agent to each holder of a Term Note based upon their Pro Rata shares of such amount) (iii) and the final installments of which shall be in an amount equal to such holder's Pro Rata share of the remaining principal balance of the Term Loans and shall be payable on the Commitment Termination Date.  The monthly principal installments shall be applied first, to the outstanding principal balance of Term Loan D, and then to the outstanding principal balance of Term Loan A until paid in full. The Term Loans, if not sooner paid, shall be due and payable in full on the Commitment Termination Date.

(g)    By deleting the reference to "May 11, 2007" in Section 5.1 of the Loan Agreement and by substituting a reference to "May 11, 2010" in lieu thereof.

(h)    By inserting the following new Section 6.9 in the Loan Agreement immediately following Section 6.8 of the Loan Agreement:

> 6.9    Partial Release of Liens.    Agent and Lenders agree that Agent shall release its security interest and Liens on the Real Estate and Equipment upon Borrower's satisfaction of the Partial Release Conditions, as determined by Agent and Lenders in their sole discretion.

(i)    By deleting the reference to "$1,000,000 in clauses (iii) and (v) in Section 9.1.2 of the Loan Agreement and by substituting a reference to "$3,000,000" in lieu thereof:

(j)    By adding a new subsection (xi) to **Section 9.2.3** of the Loan Agreement that reads as follows:

> (xi)    a Permitted Fixed Asset Loan.

(k)    By deleting the word "and" at the end of subsection (xi) of Section 9.2.5 of the Loan Agreement, by redesignating subsection (xii) of Section 9.2.5 as (xiii), and by inserting the following new subsection (xii) in Section 9.2.5 that reads as follows:

> (xii)    a Permitted Fixed Asset Lien.

(l)    By deleting Section 9.2.7 of the Loan Agreement and by substituting the following new Section 9.2.7 in lieu thereof:

> 9.2.7    Distributions.  Declare or make any Distributions, except for (i) Upstream Payments, (ii) so long as each of the Distribution Conditions is satisfied, payment of dividends and repurchases of Equity Interests in Borrower not to exceed $3,000,000 in the aggregate per Fiscal Year, (iii) and payment of dividends and repurchases of Equity Interests in Borrower in excess of $3,000,000 in the aggregate per Fiscal Year so long as each of the Distribution Conditions is satisfied and Borrower (a) shall have maintained Average Availability of not less than $5,000,000 for the period consisting of the 60 days preceding such Distribution, (b) shall have Availability of not less than $5,000,000 on the date of such Distribution and after giving pro forma effect to such Distribution, and (c) shall have maintained a Fixed Charge Coverage Ratio of not less than

1.00 to 1:00 for the twelve month period ended on the last day of the most recently ended Fiscal Quarter both prior to such Distribution and after giving pro forma effect to such Distribution.

(m)    By deleting Section 9.2.9 of the Loan Agreement in its entirety and by substituting the following new Section 9.2.9 in lieu thereof:

9.2.9.    Reserved.

(n)    By deleting Section 9.2.13 of the Loan Agreement in its entirety and by substituting the following new Section 9.2.13 in lieu thereof:

9.2.13.    Restricted Investments.    Make or have any Restricted Investment unless (a) no Event of Default exists prior to or would result therefrom; (b) Borrower shall have maintained Average Availability of not less than $5,000,000 for the period consisting of the 60 days immediately preceding such Restricted Investment, (b) shall have Availability of not less than $5,000,000 on the date of such Restricted Investment and after giving pro forma effect to such Restricted Investment; and (c) Borrower shall have maintained a Fixed Charge Coverage Ratio of not less than 1.00 to 1:00 for the twelve month period ended on the last day of the most recently ended Fiscal Quarter.

(o)    By deleting Section 9.3 of the Loan Agreement in its entirety and by substituting the following new Section 9.3 in lieu thereof:

9.3    Reserved.

(p)    By deleting Section 11.1.6 of the Loan Agreement in its entirety and by substituting the following new Section 11.1.6 in lieu thereof:

11.1.6    Other Defaults.    There shall occur (i) any default or event of default on the part of Borrower or any Subsidiary under any agreement, document or instrument to which Borrower or such Subsidiary is a party or by which Borrower or such Subsidiary or any of their respective Properties is bound, creating or relating to any Debt (other than the Obligations) in excess of $3,000,000 if the payment or maturity of such Debt may be accelerated in consequence of such event of default or demand for payment of such Debt may be made; or (ii) acceleration of the payment or maturity of any Debt owed by Borrower or any Subsidiary under any agreement, document or instrument to which Borrower or such Subsidiary is a party or by which Borrower or such Subsidiary or any of their respective Properties is bound.

(q)    By deleting the reference to "$500,000" in Section 11.1.7 of the Loan Agreement and by substituting a reference to "$3,000,000."

(r)    By deleting the amount of each Lender's "Revolver Commitment" set forth opposite such Lender's name under such headings on the signature pages to the Loan Agreement and by substituting in lieu thereof the "Revolver Commitment" set forth opposite such Lender's name under such headings on the signature pages to this Agreement.

(s)    By adding the following new definitions of "Adjusted Availability," "Average Availability," "BofA," "BofA Indemnitees," "Issuing Bank," "Issuing Bank Indemnitees," "Partial Release Conditions," "Permitted Fixed Asset Lien," "Permitted Fixed Asset Loan," "Second Amendment Date," "Supplemental Reserve Amount," "Term Loan D," "Term Loan D Advance," "Term Loan D Commitment," Term Note D," and "Undrawn Amount" to Appendix A to the Loan Agreement, in proper alphabetical sequence:

Adjusted Availability - on any date of determination thereof, an amount equal to (a) the sum of the Accounts Formula Amount plus the Inventory Formula Amount minus (b) the sum of the Availability Reserve plus the principal amount of Loans then outstanding plus the Supplemental Reserve Amount.

Average Availability - for any period, an amount equal to the sum of Availability on each day during such period, as determined by Agent, divided by the number of days in such period.

BofA - Bank of America, N.A., a national banking association.

BofA Indemnitees - BofA and all of its present and future officers, directors and agents.

Issuing Bank - BofA or an Affiliate of BofA, including Fleet National Bank as issuer of any letters of credit under the LC Facility prior to the Second Amendment Date.

Issuing Bank Indemnitees - Issuing Bank and all of its present and future officers, directors, employees, agents and attorneys.

Partial Release Conditions - the following conditions, the satisfaction of each of which is required before Agent shall be obligated to release its Liens on the Real Estate and the Equipment:  (i) the Term Loans are paid in full, and (ii) no Default or Event of Default exists or would result therefrom.

Permitted Fixed Asset Lien - after the satisfaction of the Partial Release Conditions, a Lien in Real Estate and Equipment (and not in any other Property of Borrower or any other Obligor) in favor of a Person other than Agent that secures a Permitted Fixed Asset Loan and which Person has executed a mortgagee waiver in favor of Agent, in form and substance satisfactory to Agent.

Permitted Fixed Asset Loan - after the satisfaction of the Partial Release Conditions, Debt for Money Borrowed incurred by Borrower to a Person other than Agent and Lenders that is secured by a Permitted Fixed Asset Lien only.

Second Amendment Date- July 27, 2005.

Supplemental Reserve Amount - an amount equal to $11,000,000.

Term Loan D - the aggregate of the Term Loan D Advances made by Lenders to Borrower pursuant to **Section 1.2.6** of the Agreement.

Term Loan D Advance - each Lender's portion of Term Loan D.

Term Loan D Commitment - at any date for any Lender, the obligation of such Lender to make Term Loan D Advances pursuant to the terms and conditions of the Agreement, which shall not exceed the principal amount set forth opposite such Lender's name under the heading "Term Loan D Commitment" on the signature pages hereof (or any amendment to the Agreement) or the signature page of any Assignment and Acceptance by which it became a Lender, as modified from time to time pursuant to the terms of the Agreement or to give effect to any applicable Assignment and Acceptance; and the term "Term Loan D Commitments" means the aggregate principal amount of the Term Loan D Commitments of all Lenders, the maximum amount of which shall be $3,575,000.00.

Term Note D - shall have the meaning ascribed to it in **Section 1.2.7** of the Agreement.

Undrawn Amount - on any date with respect to a particular Letter of Credit, the total amount then available to be drawn under such Letter of Credit in Dollars.

(t)   By deleting the definitions of "Applicable Margin," "Bank," "Indemnitees," "LC Application," "LC Conditions," "LC Documents," "LC Obligations," "LC Request," "Letter of Credit," "Secured Parties," "Term Loan Advance," "Term Loan Commitment," "Term Loans," and "Term Notes" from Appendix A to the Loan Agreement and by substituting the following new definitions in lieu thereof, in proper alphabetical sequence:

Applicable Margin - a percentage equal to zero with respect to Revolver Loans that are Base Rate Loans, 1.50% with respect to Revolver Loans that are LIBOR Loans, zero with respect to each Term Loan Advance made or outstanding as a Base Rate Loan, 2.00% with respect to each Term Loan Advance made or outstanding as a LIBOR Loan, and .250% with respect to unused line fees payable to Lenders pursuant to **Section 2.2**; provided that, commencing with Agent's receipt of the financial statements described in **Section 9.1.3(ii)** of the Agreement for the period ended June 30, 2005, the Applicable Margin shall be increased or (if no Default or Event of Default exists) decreased, based upon the Leverage Ratio, as follows:

| | | Applicable Margin For: | | | | |
|---|---|---|---|---|---|---|
| Level | Leverage Ratio | Revolver Loans | | Term Loans | | Unused Line Fee |
| | | Base Rate | LIBOR | Base Rate | LIBOR | |
| I | Greater than 5.0 to 1.0 | 0.75% | 2.75% | 1.00% | 3.25% | 0.375% |
| II | If less than or equal to 5.0 to 1.0 but greater than 4.0 to 1.0 | 0.50% | 2.50% | .75% | 3.00% | 0.375% |
| III | If less than or equal to 4.0 to 1.0 but greater than 3.50 to 1.0 | 0.25% | 2.25% | 0.50% | 2.75% | 0.375% |
| IV | If less than or equal to 3.50 to 1.0 but greater than 3.0 to 1.0 | Zero | 2.00% | 0.25% | 2.50% | 0.250% |
| V | If less than or equal to 3.0 to 1.0 but greater than 2.5 to 1.0 | Zero | 1.75% | Zero | 2.25% | 0.250% |
| VI | If less than or equal to 2.5 to 1.0 but greater than 2.0 to 1.0 | Zero | 1.50% | Zero | 2.00% | 0.250% |
| VII | If less than or equal to 2.00 to 1.0 | Zero | 1.25% | Zero | 1.75% | 0.250% |

The Applicable Margin shall be subject to reduction or increase, as applicable and as set forth in the table above, on a quarterly basis according to the performance of Borrower as measured by the Leverage Ratio for the immediately preceding 4 Fiscal Quarters of Borrower. Except as set forth in the last sentence hereof, any such increase or reduction in the Applicable Margin provided for herein shall be effective 3 Business Days after receipt by Agent of the applicable financial statements and corresponding Compliance Certificate. If the financial statements and the Compliance Certificate of Borrower setting forth the Leverage Ratio are not received by Agent by the date required pursuant to **Section 9.1.3** of the Agreement, the Applicable Margin shall be determined as if the Leverage Ratio exceeds 5.0 to 1.0 until such time as such financial statements and Compliance Certificate are received and any Event of Default resulting from a failure timely to deliver such financial statements or Compliance Certificate is waived in writing by Agent and Lenders; provided, however, that nothing herein shall be deemed to prevent Agent and Lenders from charging interest at the Default Rate at any time that an Event of Default exists.

Bank - Bank of America, N.A. and its successors and assigns

Indemnitees - the Agent Indemnitees, the Issuing Bank Indemnitees, the Lender Indemnitees and the BofA Indemnitees.

LC Application - an application by Borrower to Issuing Bank, pursuant to a form approved by Issuing Bank, for the issuance of a Letter of Credit, that is submitted to Issuing Bank at least 2 Business Days prior to the requested issuance of such Letter of Credit.

LC Conditions - the following conditions, the satisfaction of each of which is required before Issuing Bank shall be obligated to issue a Letter of Credit: (i) each of the conditions set forth in **Section 10** of the Agreement has been and continues to be satisfied, including the absence of any Default or Event of Default; (ii) after giving effect to the issuance of the requested Letter of Credit and all other unissued Letters of Credit for which an LC Application has been signed by Borrower, the LC Obligations would not exceed $10,000,000 and no Out-of-Formula Condition would exist, and, if no Revolver Loans are outstanding, the LC Obligations do not, and would not upon the issuance of the requested Letter of Credit, exceed the lesser of Availability and Adjusted Availability; (iii) such Letter of Credit has an expiration date not later than the 10th Business Day prior to the last Business Day of the Original Term or (without regard to the effect of an "evergreen" or automatic renewal provision) 365 days from the date of issuance in the case of standby letters of credit and 150 days from the date of issuance in the case of documentary letters of credit); and (iv) the currency in which payment is to be made under the Letter of Credit is Dollars.

LC Documents - any and all agreements, instruments and documents (other than an LC Application) required by Issuing Bank to be executed by Borrower or any other Person and delivered to Issuing Bank for the issuance of a Letter of Credit.

LC Obligations - on any date, an amount (in Dollars) equal to the sum of (without duplication) (i) all amounts then due and payable by any Obligor on such date by reason of any payment that is made by Issuing Bank under a Letter of Credit and that has not been repaid to Issuing Bank, plus (ii) the aggregate undrawn amount of all Letters of Credit which are then outstanding or for which an LC Application has been delivered to and accepted by Issuing Bank.

LC Request - a Letter of Credit Request from Borrower to Issuing Bank in the form of **Exhibit J** annexed hereto.

Letter of Credit - any standby or documentary letter of credit issued by Issuing Bank for the account of Borrower under the LC Facility.

Secured Parties - Agent, Issuing Bank, Lenders (including BofA as the provider of Settlement Loans) and BofA (and any Affiliate of BofA) as the provider of any Banking Relationship Debt.

Term Loan Advance - means, collectively, each Term Loan A and Term Loan D Advance.

Term Loan Commitments - means, collectively, the Term Loan A Commitment and the Term Loan D Commitment.

Term Loans - mean collectively, Term Loan A and Term Loan D.

Term Notes - means, collectively, each Term Note A and each Term Note D.

(u)    By deleting the definition of "LC Support" from Appendix A in its entirety.

(v)    By deleting the reference to "45,000,000" contained in the definition of "Inventory Formula Amount" in Appendix A to the Loan Agreement and by substituting a reference to $50,000,000 in lieu thereof.

(w)    By deleting the reference to "$7,500,000" contained in the definition of "Permitted Purchase Money Debt" set forth in Appendix A to the Loan Agreement and by substituting a reference to "$10,000,000."

(x)    By deleting the reference to "$45,000,000" contained in the definition of "Revolver Commitments" set forth in Appendix A to the Loan Agreement and by substituting a reference to "$50,000,000" in lieu thereof.

(y)    By deleting Exhibit J to the Loan Agreement and by substituting the Exhibit J attached to this Amendment in lieu thereof.

(z)    By adding Exhibit N to the Loan Agreement immediately following Exhibit M thereof in the form of Exhibit N attached to this Amendment.

(aa)    By deleting Schedules 7.1.1, 7.1.2, 8.1.1, 8.1.4, 8.1.13, 8.1.21, 8.1.22 and 9.2.3 from the Loan Agreement and by substituting the new Schedules 7.1.1, 7.1.2, 8.1.1, 8.1.4, 8.1.13, 8.1.21, 8.1.22 and 9.2.3 attached hereto in lieu thereof.

3.    **CapEx Loans.**  As of the date hereof, the CapEx Facility is terminated; therefore, on and after the date hereof, Borrower shall not be entitled to and shall not request any CapEx Loan Advance.  Borrower, Agent and Lenders acknowledge that the outstanding balance of the CapEx Loans is zero.

4.    **Term Loans**.  As of the date hereof, that certain Term Loan C in the original principal amount of $1,479,187.60 that was made by Lenders to Borrower on April 14, 2004, has been paid in full.

5.    **Interest Rate Disclosure.**  The Base Rate on the date hereof is 6.25% per annum and, therefore, the rate of interest in effect hereunder on the date hereof, expressed in simple interest terms, is (i) 6.25% per annum with respect to any portion of the Revolver Loans bearing interest as a Base Rate Loan, and (ii) 6.25% per annum with respect to any portion of the Term Loan Advances bearing interest as a Base Rate Loan.

6.    **Ratification and Reaffirmation.**  Each Obligor hereby ratifies and reaffirms the Obligations, each of the Loan Documents and all of such Obligor's covenants, duties, indebtedness and liabilities under the Loan Documents.

7.    **Acknowledgments and Stipulations.**  Each Obligor acknowledges and stipulates that the Loan Agreement and the other Loan Documents are legal, valid and binding obligations of such Obligor that are enforceable against such Obligor in accordance with the terms thereof; all of the Obligations are owing and payable without defense, offset or counterclaim (and to the extent there exists any such defense, offset or counterclaim on the date hereof, the same is hereby waived by such Obligor); and the security interests and Liens granted by each Obligor in favor of Agent, for the benefit of itself, Lenders and the other Secured Parties, are duly perfected, first priority security interests and Liens.

8.    **Representations and Warranties.**  Each Obligor represents and warrants to Agent and Lenders, to induce Agent and Lenders to enter into this Agreement, that no Default or Event of Default exists on the date hereof; the execution, delivery and performance of this Agreement have been duly authorized by all requisite corporate action on the part of each Obligor and this Agreement has been duly executed and delivered by each Obligor; and except to the extent otherwise disclosed by an Obligor to Agent and Lenders in writing, all of the representations and warranties made by an Obligor in the Loan Agreement are true and correct on and as of the date hereof, except to the extent that such representations or warranties refer to an earlier date or period.

9.    **Acknowledgments, Representations, Consents and Reaffirmations by Guarantors.**  Each Guarantor hereby (i) acknowledges and stipulates that its respective Guaranty set forth in Section 15 of the Loan Agreement is a legal, valid and binding obligation of such Guarantor that is enforceable against such Guarantor in accordance with the terms thereof, (ii) represents and warrants that this Agreement has been duly

18

executed and delivered by such Guarantor and that all of the representations and warranties made by such Guarantor in the Guaranty are true and correct on and as of the date hereof, (iii) consents to Borrower's execution and delivery of this Agreement and of the other documents, instruments or agreements Borrower agrees to execute and deliver pursuant hereto, and (iv) affirms that nothing contained herein shall modify in any respect whatsoever the Guaranty and reaffirms that the Guaranty is and shall remain in full force and effect.

**10.    Reference to Loan Agreement.**  Upon the effectiveness of this Agreement, each reference in the Loan Agreement to "this Agreement," "hereunder," or words of like import shall mean and be a reference to the Loan Agreement, as amended by this Agreement.

**11.    Breach of Agreement.**  This Agreement shall be part of the Loan Agreement and a breach of any representation, warranty or covenant herein shall constitute an Event of Default.

**12.    Conditions Precedent.**  The effectiveness of the amendments contained herein are subject to the satisfaction of each of the following conditions precedent, in form and substance satisfactory to Agent and Lenders, unless satisfaction thereof is specifically waived in writing by Agent:

>   (a)    No Default or Event of Default shall exist;

>   (b)    Agent shall have received a duly executed counterpart of this Amendment, together with such additional documents, instruments and certificates as Agent and Lenders shall require in connection therewith;

>   (c)    Each Lender shall have received a duly executed (i) Fourth Amended and Restated Revolver Note in an amount of its Revolver Commitment (as amended hereby) in the form of  Exhibit A attached thereto; and (ii) Term Note D in the amount of its Term Loan D Commitment in the form of  Exhibit N  attached hereto; and

>   (d)    Borrower shall have paid, or made provision for the payment on the date hereof of, all fees and expenses set forth in Section 15 hereof.

**13.    Additional Covenants.**    To induce Agent and Lenders to enter into this Agreement, Borrower covenants and agrees as follows:  (a) on or before August 26, 2005, the appropriate Borrower or Guarantor shall execute and deliver to Agent an amendment to each of the Mortgages for the Alabama Real Estate only that reflects the increase in the Revolver Commitments and the inclusion of the Term Note D, and that is in form and substance satisfactory to Agent; (b) on or before August 26, 2005, Borrower shall deliver to Agent fully paid mortgagee title insurance endorsements, in standard ALTA form, issued by Chicago Title Insurance Company, which shall give effect to the Mortgage amendments for the Alabama Real Estate described in the foregoing clause (a) and which shall be in form and substance satisfactory to Agent; and (c) Borrower shall reimburse Agent and Lenders for the payment of all applicable documentary stamp, intangibles, recording, note or other similar taxes payable with respect to the Mortgage amendments described in clause (a) and deliver to Agent a supplemental mortgage tax order from the Alabama Department of Revenue with regard to any mortgage taxes required to be paid in connection with the amendments to the Mortgages for the Alabama Real Estate.

**14.** **No Waiver.** In no event shall Agent's and Lenders' entry into this Agreement or their making of additional Loans to Borrower be deemed to constitute a waiver by Agent or any Lender of any Event of Default in existence on the date hereof, or of each Obligor's continuing obligation to comply with all of the terms and conditions of the Loan Agreement and the other Loan Documents, as amended hereby.

**15.** **Amendment Fee; Expenses of Agent**.  In consideration of Agent's and Lenders' willingness to enter into this Agreement and modify the terms of the Loan Agreement as set forth herein, Borrower agrees to pay to Agent, for the Pro Rata benefit of the Lenders, an amendment fee in the amount of $175,000 in immediately available funds on the date hereof.  Additionally, Borrower agrees to pay, **on demand**, all costs and expenses incurred by Agent in connection with the preparation, negotiation and execution of this Agreement and any other Loan Documents executed pursuant hereto and any and all amendments, modifications, and supplements thereto, including, without limitation, the costs and fees of Agent's legal counsel and any taxes or expenses associated with or incurred in connection with any instrument or agreement referred to herein or contemplated hereby.

**16.** **Effectiveness; Governing Law.**  This Agreement shall be effective upon execution by Borrower and Guarantors and acceptance by Agent in Atlanta, Georgia (notice of which acceptance is hereby waived), whereupon the same shall be governed by and construed in accordance with the internal laws of the State of Georgia.

**17.** **Successors and Assigns.**  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

**18.** **No Novation, etc.**  Except as otherwise expressly provided in this Agreement, nothing herein shall be deemed to amend or modify any provision of the Loan Agreement or any of the other Loan Documents, each of which shall remain in full force and effect. This Agreement is not intended to be, nor shall it be construed to create, a novation or accord and satisfaction, and the Loan Agreement as herein modified shall continue in full force and effect.

**19.** **Counterparts; Telecopied Signatures**.  This Agreement may be executed in any number of counterparts and by different parties to this Agreement on separate counterparts, each  of which, when so executed, shall be deemed an original, but all such counterparts shall constitute one and the same agreement.  Any signature delivered by a party by facsimile transmission shall be deemed to be an original signature hereto.

**20.** **Further Assurances**.  Obligors agree to take such further actions as Agent shall request from time to time in connection herewith to evidence or give effect to the agreements and amendments set forth herein or any of the transactions contemplated hereby.

**21.** **Section Titles**.   Section titles and references used in this Agreement shall be without substantive meaning or content of any kind whatsoever and are not a part of the agreements among the parties hereto.

**22.** **Release of Claims**.  **To induce Agent and Lenders to enter into this Agreement, Borrower and each Guarantor hereby releases, acquits and forever discharges Agent and each Lender, and all officers, directors, agents, employees, successors and assigns of Agent and Lenders, from any and all liabilities, claims, demands, actions or causes of action of any kind or nature (if there be any), whether absolute or contingent, disputed or undisputed, at law or in equity, or known or unknown, that Borrower or such Guarantor now has or ever had against Agent or any Lender arising under or in connection with any of the Loan Documents or otherwise. Borrower and each Guarantor represents and warrants to Agent and Lenders that neither Borrower nor any Guarantor has transferred or assigned to any Person any claim that Borrower or any Guarantor ever had or claimed to have against Agent or any Lender.**

**23.** **Waiver of Jury Trial**.  **To the fullest extent permitted by Applicable Law, the parties hereto each hereby waives the right to trial by jury in any action, suit, counterclaim or proceeding arising out of or related to this Agreement**.

[Signatures commence on next page]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed under seal, and delivered by their respective duly authorized officers on the date first written above.

ATTEST:                                            **THE DIXIE GROUP, INC.**
                                                   ("Borrower")

/s/Geoffrey G. Young                               By:  /s/ Gary A. Harmon
Assistant Secretary                                Title:  Vice President and Chief Financial Officer
[CORPORATE SEAL]

                                                   By:  /s/ D. Eugene Lasater
                                                   Title:  Controller

ATTEST:                                            **FABRICA INTERNATIONAL, INC.**,
                                                   formerly known as Fabrica International
                                                   ("Guarantor")

/s/Geoffrey G. Young                               By:  /s/ Gary A. Harmon
Assistant Secretary                                Title:  Vice President
[CORPORATE SEAL]

ATTEST:                                            **BRETLIN, INC.**
                                                   ("Guarantor")

/s/Geoffrey G. Young                               By:  /s/ Gary A. Harmon
Assistant Secretary                                Title: President
[CORPORATE SEAL]

ATTEST:                                            **CANDLEWICK YARNS, INC.**
                                                   ("Guarantor")

/s/Geoffrey G. Young                               By:  /s/ Gary A. Harmon
Assistant Secretary                                Title: President
[CORPORATE SEAL]

ATTEST:                                            **CHROMA TECHNOLOGIES, INC.**
                                                   ("Guarantor")

/s/Geoffrey G. Young                               By:  /s/ Gary A. Harmon
Assistant Secretary                                Title: President
[CORPORATE SEAL]

ATTEST:                                    **DIXIE GROUP LOGISTICS, INC.**
                                           ("Guarantor")

/s/Geoffrey G. Young                       By:  /s/ Gary A. Harmon
Assistant Secretary                        Title: President
[CORPORATE SEAL]


ATTEST:                                    **MASLAND CARPETS, LLC**
                                           ("Guarantor")

/s/Geoffrey G. Young                       By:  /s/ Gary A. Harmon
Assistant Secretary                        Title: Vice President
[CORPORATE SEAL]


ATTEST:                                    **CHROMA ACQUISITIONS, LLC**
                                           ("Guarantor")

/s/Geoffrey G. Young                       By:  /s/ Gary A. Harmon
Assistant Secretary                        Title: President
[CORPORATE SEAL]


ATTEST:                                    **CHROMA SYSTEMS PARTNERS**
                                           ("Guarantor")

/s/Geoffrey G. Young                       By:  /s/ Gary A. Harmon
Assistant Secretary                        Title: Vice President
[CORPORATE SEAL]

Accepted in Atlanta, Georgia:

**BANK OF AMERICA, N.A.**,
as Agent and sole Lender

By: /s/Elizabeth L. Waller
Title:  Senior Vice President


Revolver Commitment: $50,000,000.00
Term Loan A Commitment:
(as of Closing Date) $18,520,812.40
Term Loan A Commitment:
(as of Second Amendment Date) $16,425,000.00
Term Loan D Commitment: $3,575,000.00